Exhibit (a)(5)(i)

LEGAL INFORMATION:

This transcript is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (888)-628-8208.

FINAL TRANSCRIPT

LTD - Q4 2003 Limited Brands Earnings Conference Call

CORPORATE PARTICIPANTS

Tom Katzenmeyer

Limited Brands Inc. - SVP, Investor, Media & Community Relations

Grace Nichols

Victoria's Secret - CEO

Neil Fiske

Bath & Body Works - CEO

Ann Hailey

Limited Brands Inc. - EVP and CFO

Len Schlesinger

Limited Brands Inc. - Vice Chairman & COO

Tracey Travis

Limited Brands Inc. - SVP of Finance

CONFERENCE CALL PARTICIPANTS

Mark Friedman

Merrill Lynch - Analyst

Kimberly Greenberger

Lehman Brothers - Analyst

Brian Tunick

J.P. Morgan - Analyst

Stacy Pak

Prudential Equity Group - Analyst

Dana Cohen

Banc of America - Analyst

Margaret Mager

Goldman Sachs - Analyst

Jeff Klinefelter

Piper Jaffray - Analyst

Don Trott

Jefferies and Company - Analyst

Lauren Levitan

SG Cowen - Analyst

Barbara Wyckoff

Buckingham Research - Analyst

John Morris

Harris Nesbitt Gerard - Analyst

Richard Jaffe

UBS - Analyst

Richard Baum

Credit Suisse First Boston - Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen, welcome to The Limited Brands fourth quarter and year-end earnings call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session and instructions will follow at that time. As a reminder this conference is being recorded. Ladies and gentlemen, thank you for standing by. I'd now like to turn the call over to Mr. Tom Katzenmeyer, VP of IR. You may begin.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thank you, Kathy, and good morning everyone. Welcome to the Limited Brands fourth quarter earnings conference call. For the period ending Saturday, January 31, 2004. Before I begin, and as a matter of formality, I need to remind you that any forward-looking statements we may make today are subject to our Safe Harbor statement found in our SEC filings. Our fourth quarter earnings release and related financial information are available on our website, www.limited.com. The call is being taped and can be replayed by dialing 1(800)337-6551 followed by the pass code 583. You can also listen to an audio replay from our website. Len Schlesinger, Vice Chairman, Ann Hailey, EVP and CFO, Grace Nichols, CEO of Victoria's Secret Stores, and Neil Fiske, CEO of Bath & Body Works are all joining me. Stuart Burgdeorfer, SVP and Controller, Tracey Travis, SVP of Finance, and Amie Preston, VP of IR are also here with us this morning. We will all be available to answer your questions at the end of our prepared remarks. I will start with a brief overview of the fourth quarter, and year-end results, then Grace and Neil will comment on their brands. Ann will comment on our financials, and Len will close with remarks about our organizational changes.

Our GAAP results have been reported in our press release. All results that we will discuss on this call are adjusted results which include the adjustments outlined in our press release. A reconciliation of GAAP to adjusted results is included in the press release, and is also available from our website. For the fourth quarter, sales were 3.231 billion compared to 2.966 billion last year. Comps for the quarter were up 8%. Gross margin decreased 10 basis points in the quarter to 41.5%. The fourth quarter SG&A rate improved by 10 basis points to 21.7%. Fourth quarter operating margin improved by 10 basis points, every brand achieved improved operating income in both rate and dollars in the quarter. Fourth quarter earnings per share were 74 cents, that's against 67 cents last year. For the full year 2003, sales were 8.934 billion compared to 8.445 billion last year. Comparable store sales increased 4%. The 2003 gross margin rate declined by 20 basis points to 36.4%, and the SG&A rate improved by 70 basis points to 25.6%. The operating margin improvement of 50 basis points was driven by the Victoria's Secret and Bath & Body Works segments, partially offset by declines at the apparel and other segments. 2003 earnings per share increased 12% to $1.11, that's against 99 cents last year. In the interest of time I'm not going to read through all the sales and profit results for the brands. This information is included in the financial package that is available from our website.

I'll make a few comments about the apparel brands fourth quarter results and then I'll turn the discussion over to Grace and Ken. Express' plus 4% fourth quarter comps were driven by a strong denim sale in December and a successful post Christmas clearance. Operating income at Express although above last year was significantly below our expectations due to incremental markdowns taken as a result of assortment issues. Express' Men's comp performance outpaced women's in the quarter.

Limited stores achieved a 5% comp in the fourth quarter with less promotional activity than last year. A significant improvement in gross margin drove improved profit performance. In fact, 2003 was Limited stores first profitable fall season since 1996. Successful merchandise categories included sweaters, casual cut and sew tops, and casual pants.

That concludes my prepared remarks. I'd like to turn the discussion over to Grace Nichols.

Grace Nichols - Victoria's Secret - CEO

Thanks, Tom and good morning. First, I'd like to welcome Mark Weikel, our COO who is with me this morning, who as many of you know, Mark joins us recently from the May Company. The Victoria's Secret segment reported a $28.7 million or 60 basis-point improvement in the operating income in the fourth quarter. This improvement was driven by increases at beauty and direct, operating income at Victoria's Secret stores was flat. As you know, our fourth quarter results for the lingerie stores were below expectations. Strong results in bras and beauty were offset by disappointing performance in the sleepwear category. Although the sleepwear assort was planned narrower than last year, selling of items in the casual portion of the sleepwear category did not meet with our expectations, especially during key gift-giving periods. We continue to focus on having the optimal depth and range of key items during the gift-giving periods.

Looking ahead to the spring season we remain focused on our best of bra strategy as we will focus on re-launches and new style introductions within our primary sub brands. We will support our spring events with increased customer relationship efforts, and advertising campaigns that are comparable to last year. In March, we will launch the new body by Victoria full coverage "It" bra.

This launch will be supported by a strong marketing effort which includes national television and customer marketing to focus customers on the new bra. The Pink assortment, which was tested at holiday, performed well. Since January, we have been rolling out Pink assortment to the balance of our fleet. Targeting a completion in July. The rollout plan conducted primarily on a market-by-market basis, includes designing dedicated spaces within our stores for this assortment. To date, we have renovated and placed merchandise in about 300 of our stores.

So thanks, and now I'll turn things over to Neil.

Neil Fiske - Bath & Body Works - CEO

Thank you, Grace. And good morning everyone. I'd like also to introduce Tom Fitzgerald, CFO of Bath & Body Works. We are very pleased with Bath & Body Works' fourth quarter operating performance. Comp store sales increased 16% and operating income increased 43 million or 18%. Both were driven by a strong holiday performance and by repositioning our semiannual sale to deliver significant growth. The holiday, the keys to success were an integrated and aspirational evolved look for the stores, a strong more sophisticated merchandise assortment, simplified more targeted marketing approach and solid in store execution. Our semiannual sale which ran from December 29 through January 19, was a significantly bigger, more impactful event than in previous years, and exceeded our expectations. We have created a must-see event for our customer that features first, a more compelling set of price points and weekly store specials; second, simplified and straightforward call-to-action marketing, and finally, engaging bargain-hunting visual cues such as red sale bins. We will leverage our new approach at the June semiannual sale.

Turning to spring, we will feature four products in our floor set. Pure Simplicity was featured in January and early February with the focus on the anti-aging benefits of the line. Currently, aromatherapy was featured. Here we're introducing reformulated essential oils, filled candles and a new category called aromatherapy remedies. These naturally therapeutic products contain essential oils and herbs proven to help relieve common, everyday discomforts such as cold and sinus problems. In April, we will launch our botanical nutrients organic hair-care line. In late April, just in time for Mother's Day, we will roll out the Henri Bendel candle line to all of our stores. This candle was sold under the White Barn New York label in 245 stores last fall. Customer response to the new candle remains very positive and continues to be featured in numerous news stories.

In summary, we believe that Bath & Body Works turnaround is underway. We were successful in a number of areas in 2003, and are well-positioned to continue our progress in 2004 and beyond.

With that, I'll turn the discussion over to Ann.

Ann Hailey - Limited Brands Inc. - EVP and CFO

Thank you, Neil. Good morning everyone. Our fourth quarter earnings result of 74 cents per share represents a 10% increase over last year, and is consistent with the expectation we communicated at the beginning of the quarter. Our operating income rate was basically consistent with last year. The gross margin rate declined by 10 basis points, as leverage in the buying and occupancy rate was more than offset by a decline in merchandise margins. We achieved a 10 basis-point improvement in the SG&A rate. Looking at the performance of our brands, Victoria's Secret Beauty, Victoria's Secret Direct, and Bath & Body Works exceeded our fourth quarter expectations. However, this upside was offset, as you heard, by disappointing results at Victoria's Secret Lingerie and Express. Despite these disappointments versus our expectations, every brand achieved an improvement in operating income in the fourth quarter. For the year, we delivered a 12% increase in earnings per share driven by solid performance at Victoria's Secret and Bath & Body Works.

Turning to 2004, we are projecting an earnings per share increase of 13 to 15% versus this year's result of $1.11. Those numbers for 2004 include expected accretion from the share repurchase. Our estimate is predicated on an expectation for low to mid single-digit comps, and roughly flat gross margins and SG&A rates. We expect interest expense to continue to be 11 to 12 million a quarter, and interest income of 9 million in the first quarter, and 5 to 7 million a quarter thereafter. As we look at 2004 by brand, we expect continued growth at Victoria's Secret, as we expand the Pink assortment to all stores, and focus on the top 160 real estate strategy. We also expect measured progress at Bath & Body Works, as we continue transitioning the assortment. The transition of Express' assortment and the move to more brand-building promotional strategies will take some time. For the first quarter of the year, we anticipate earnings per share will be about flat to last year based on estimated low single-digit comps, and deterioration in the gross margin and SG&A rates. For the spring season, we project that earnings per share will increase by 15 to 25%, which results in a second quarter earnings per share range of 23 to 26 cents. These numbers include accretion from the anticipated repurchase; the accretion amount is approximately 2 cents per share. With respect to how we've started, February comps are off to a good start. Our month-to-date numbers are running in the mid single digits driven by strong comps performance at Victoria's Secret and Bath & Body Works with softness at Express.

Turning to the balance sheet, we ended the year in a position of financial strength with over $3 billion in cash. As you saw in our press release, today we announced two actions that continue our strategy of enhancing shareholder value, and returning capital to investors. First, we are launching an offer to repurchase $1 billion of our common stock through a modified Dutch auction self-tender. Shareholders will be given the opportunity to tender their shares within a price range of $19.75 to $22.50 per share. This offer will commence tomorrow, and unless extended, will expire at midnight eastern standard time on March 25. We estimate that this purchase will be accretive to our 2004 earnings per share by approximately 8 cents per share. The details of the accretion calculation by quarter are included in the financial package that is available on our website. Also, we are increasing our annual dividend by 20% to 48 cents per share. This increase is on top of our 33% increase last year. With respect to capital, we estimate that our spending in 2004 will be between 500 and 550 million. The increase is driven predominantly by reconstruction spending related to key initiatives, including the top 160 real estate initiative, and the rollout of Pink at Victoria's Secret, and Express Design Studio.

With respect to inventory, we ended the quarter down 2% per square foot at cost, and down 7% per square foot at the apparel segment. We expect spring season inventories on a cost of goods available for sale per square foot basis, to be up slightly, both in the apparel brands, and for the total company.

With that, I'll turn it over to Len.

Len Schlesinger - Limited Brands Inc. - Vice Chairman

Thanks, Ann. I'm just going to take a few minutes to talk about the organizational changes at Express. As you saw in the press release this morning, Michael Weiss will be retiring from the business as President and Chief Executive Officer. Michael's been an integral part of the success of the enterprise and the Express brand for more than 20 years. Under his leadership, the Express business grew from a fledge ling concept to a dual gender brand with more than 900 stores. His vision for and success in transforming the brand has been an inspiration and we thank him sincerely for his contributions. Michael's going to be assisting in transitioning Express to a co-leadership model over the next few months, under this model, Ken Stevens, who is currently President of Bath & Body Works will transition to Express as the Chief Executive Officer, and Paul Raffin, who is currently the EVP of Merchandising at Express will become the President. Ken, who's been with Bath & Body Works for over two years, now, was previously President and Chief Operating Officer for Inchord Communications and Chairman and CEO of the Bank One Retail Group. In his new role at Express, Ken will be responsible for finance, store operations, human resources and operations. We do not plan on filling Ken's position at Bath & Body Works. In fact, we're going to extend the co-leadership model to several other leaders at the brand including Tom Fitzgerald, EVP and CFO on the call, Ken Montera, EVP of National Sales, and Mead Rudasill, the EVP of Brand Operations who will all assume increased responsibilities. At Express, Paul Raffin's been the EVP of Merchandising for Express since joining the brand in 1998. And prior to joining Limited Brands, Paul was the President of mail order for J. Crew. Paul will be responsible for the merchandising, design and marketing functions at Express.

While following someone like Michael would be a challenge for anyone, we are confident that the co-leadership model is right for Express business at this time, and that Ken and Paul will be great leaders for the brand. And the expanded co-leadership model at Bath & Body Works will fill the void left by Ken's departure.

Thank you and I'll now turn the discussion back over to Tom.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Len. That concludes our prepared comments. At this time, we'd be happy to take any questions you might have. We have many people in line with questions. In the interest of time and consideration to others, please limit yourself to one question. I'm going to make ever effort to enforce that rule. Kathy, I'll serve as moderator with you to pass out questions. Now I'd like to ask you to bring us the first question.

QUESTION AND ANSWER

Operator

Okay. Thank you. At this time we are ready to begin the question-and-answer session. If you would like to ask a question, please press star 1. To withdraw the request, press star 2. The first question comes from Mark Friedman from Merrill Lynch.

Mark Friedman - Merrill Lynch - Analyst

Thank you. Good morning everyone. Grace, I was wondering if you could talk a little bit more about plans as you look towards holiday this year for sleepwear, what you think you can do to make sure it doesn't have an impact. And how it will relate to other seasons throughout the year. Thank you.

Tom Katzenmeyer - Limited Brands Inc. - VP of IR

Thank you, Mark, we'll go to Grace for the sleepwear question.

Grace Nichols - Victoria's Secret - CEO

Mark, sleepwear as a percent of our total business in the first three-quarters of the year, really isn't substantive. It's a very low contribution, and with the underlying trend that we have in bras, plus the sustaining the rollout of Pink, we're anticipating a nice performance. The challenge about re-orchestrating sleepwear is really going to depend upon us accurately reading our testing program in July. And the facts are we simply misread the test. The tests in July were disappointing, we thought that -- we thought that July wasn't reflective of December, and, in fact, it was. So there were a few big mistakes, they're not all that mystical, and I'm pretty confident that we can recover solidly from that.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thank you, Grace. Kathy, we're ready for the next question.

Operator

Kimberly Greenberger of Lehman Brothers you may ask your question.

Kimberly Greenberger - Lehman Brothers - Analyst

Great, thank you, good morning. I'm wondering if you could just comment on the change in the promotional cadence through the first half of the year, when you expect the sale periods by brand and the comp plan essentially that we should be thinking about for the first half of the year.

Ann Hailey - Limited Brands Inc. - EVP and CFO

I think your overall question is about the promotional cadence and the comps. The promotional cadence that we started for the apparel brands in the fall of last year, will continue, which is that at the end -- roughly at the end of each quarter, they will have a promotional clearance event to get rid of their distressed or overbought inventory, and get into the next season clean. The Bath & Body Works and Victoria's Secret brands will be on the semiannual cadence, which Victoria's Secret, and actually Bath & Body Works had been on for sometime. We're happy with those cadences right now and that's what we plan to continue. And the comp direction that we've given for the first quarter is low single-digit comps.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Ann, operator, next question.

Operator

Brian Tunick of JP Morgan.

Brian Tunick - J.P. Morgan - Analyst

Len, you talked about pursuing the offense side of the business at the analyst meeting. Can you update us on your thoughts on third-party brands into the new businesses versus the in-house design?

Len Schlesinger - Limited Brands Inc. - Vice Chairman

We're going to talk a little bit about open innovation broadly, which is we continue to remain committed to being able to capitalize on new product and new concept ideas wherever they come from. Whether they come out of our own internal design shop in the individual brands, Limited design services, whether they come from outside designers or from third-party organizations. And so at this point, we are gratified by the results we've gotten on all of those dimensions up to this point and see that in 2004 we will continue to extend that into all arenas. As it relates to third-party brands particularly, and especially in the arena of personal care and beauty, we've said that both our strategic and cash position enables us to look at new third-party relationships that range from merely being a distribution channel through providing technical services and support, to a small product company, through equity participation, all the way up through acquisition. We're exploring activities with organizations at all ranges of that value chain.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks Len. Next question please.

Operator

Stacy Pak of Prudential Equity Group.

Stacy Pak - Prudential Equity Group - Analyst

Hi, thank you. Ann, I'll be first to congratulate you on finally parting with some of that cash.

Ann Hailey - Limited Brands Inc. - EVP and CFO

I don't know that I can have an earnings call without answering the question, what are you going to do with the cash?

Stacy Pak - Prudential Equity Group - Analyst

I know, what are we going to ask now?

Ann Hailey - Limited Brands Inc. - EVP and CFO

Or having an answer to what to do with the cash.

Stacy Pak - Prudential Equity Group - Analyst

I'm more focused on Michael Weiss which to me is a bombshell, I had no idea whatsoever that this was being contemplated. I guess sort of bigger picture, what prompted that, why now? I think Limited stores looks the best I've seen it, I think maybe ever. The person who did that is no longer there. And now this change with Weiss. Did it have anything to do; he didn't like the new promotional cadence, whose stepping in and doing his job?

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Stacy, we'll go to Len for that question.

Stacy Pak - Prudential Equity Group - Analyst

Kind of a large talent, thanks.

Len Schlesinger - Limited Brands Inc. - Vice Chairman

I'd like to address misconceptions, you started with the issue of talking about how good Limited Stores was looking, and the person who had responsibility was no longer there. The merchant who's largely responsible for everything that has gone on at Limited Stores over the last 24 months, remains there, Diane Holtz is the President of the brand and continues to provide leadership to both the design and merchandising and marketing activities inside that brand. So there's been actually some real continuity inside The Limited Stores brand. As it relates to Express, it's really a very simple kind of scenario. And not as significant a bombshell as you raise it to be, which is Michael is 62 years old, Michael indicated at age 60, as we talked years ago, about a desire to begin to effect a transition. We have identified as recently as two years ago, Paul as someone inside the brand to continue to develop his own merchandising skills, and he has developed at a rate and been tutored well by Michael, in a whole bunch of arenas. In order to be able to move the brand forward at an accelerated rate, we've decided to move to a co-leadership model by bringing Ken Stevens in to partner with Paul on the broad array of opportunities that get presented by that brand over the next couple of years. Ken now having experienced the co-leadership model at Bath & Body Works and Ken & Neil, having done an absolutely first-rate job. At Bath & Body Works, rather than replace Ken with a single person, the talent base in Bath & Body Works is sufficiently strong at this point that we actually can provide developmental opportunities for three senior officers inside that brand, and deliver what Neil has been calling in that brand an expanded co-leadership model. So what we look at this as, as nothing more than a transition to retirement by an executive who's indicated a predisposition to begin to prepare himself for that over the past several years. And we are looking, with Michael's willingness to stay with us through the spring season and to be actively involved in managing the transition, to a reasonably orderly one.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Kathy, we're ready for the next question.

Operator

Dana Cohen, Banc of America.

Dana Cohen - Banc of America - Analyst

Good morning, guys. I'm going to ask two because I didn't get to ask one on the last call. Nobody has this excuse. I'll give it a try on this call. First on guidance for the first quarter, Ann can you talk about, Victoria's Secret and Bath & Body Works are doing well; it seems to be pretty conservative in light of that. And then second, my favorite question is: What was the "other" number to get to the total for both the quarter and the year, it looks like corporate was up a lot? I'm just trying to figure those numbers.

Ann Hailey - Limited Brands Inc. - EVP and CFO

It's very early in the first quarter, and, you know, February is a very small month as a part of the quarter. We're early in our transitions on our brands. We are encouraged obviously by the mid single-digit comp that we're running so far, but there's a long way to go. We also have the brand in particular Express that is, you know, still in transition, and Bath & Body Works as nice as the unexpected strength was in the fourth quarter, a good portion of that was driven by their semiannual sale, which is a second quarter event, not a first quarter event. I think you see that strength in the second quarter. With respect to the other segment, there are a couple of factors. One is increased incentive compensation at the center. It was higher than last year because we, in the fall of '03, we achieved a 19% increase in earnings per share versus a 6% in 2002. So that made a difference in the incentive compensation payout. There was also an increase related to an accrual for litigation reserves.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks Dana, and welcome back. Kathy, next question.

Operator

Margaret Mager, Goldman Sachs.

Margaret Mager - Goldman Sachs - Analyst

Good morning, it's Margaret. I have a question, first of all, good luck to Ken on his new position. And I want to ask about Pink and the rollout of Pink. How many stores are you in now, and when will you be completed with Pink rollout? I'm wondering how much of Victoria's Secret stores' comps are being influenced by the rollout of Pink?

Grace Nichols - Victoria's Secret - CEO

As I said on the call, Pink is in approximately 300 stores at this point, and we are engaging in a market-by-market rollout. So virtually every week a new group of approximately 40 to 50 stores comes up the curve. The activity will be complete sometime in the early part of July, and our July marketing plan is to focus on the all-store introduction of Pink. It's been a consistently good comp driver, but we're just beginning to see what the true results are, because Pink was in our highest volume stores in the fourth quarter, and we really don't understand the impact, the comp impact on Valentine's day versus post Valentine's day. So I should have better answer to your question on comp performance next month.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thank you, Grace. And congratulations to you also, Margaret. Next question, operator.

Operator

Jeff Klinefelter from Piper Jaffray, you may ask your question.

Jeff Klinefelter - Piper Jaffray - Analyst

I have a question on the Express division and apparel in general. It does sound like the trends out in the marketplace are picking up and are actually quite strong, particularly against easy comparisons in February. Is there anything happening specifically in Express that you're not benefiting as much from that somewhat stabilized traffic trend? Or expectations for a better spring season?

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Jeff we're going to go to Tracey Travis for that question.

Tracey Travis - Limited Brands Inc. - SVP of Finance

We changed the promotional strategy back in the fall of '03. And when we talked about that change, we talked about the fact that we were coming off of a fairly high levels of incentives, customer incentive promotion. So we are lapping that from last year. The apparel divisions will be a little bit softer than probably what you're hearing from some of the other retailers because of that, when you compare them on a year-over-year basis. By fall of '04, we will have anniversaried the change in promotional strategy, and we should see some better performance. In addition to that, we spoke earlier about, you know, the ongoing change in the assortment with Express. We're introducing a wear-to-work line, similar to how we introduced Pink, it is in test in spring. Rolling out to all stores in fall. And that will drive significant changes within the store as well in terms of the balance of assortment. So the Express change will take a little bit longer, and we will see some soft performance from them this year as a result of that.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Tracey. Next question?

Operator

Don Trott of Jefferies and Company you may ask your question.

Don Trott - Jefferies and Company - Analyst

In 2005, the quota system has done away with. In terms of the implications for your corporation, do you anticipate that you and other similar corporations will get a widened gross margin as a result, or do you think that retail prices will come down accordingly, and while the gross margin percentages may be maintained, the gross margin dollars will contract?

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Tom, we're going to go to Len Schlesinger for that question.

Len Schlesinger - Limited Brands Inc. - Vice Chairman

It's a level of prognostication that we're just unwilling to engage in. I think the issue at this point is the uncertainty you expressed about the end of the quota system and all the corresponding changes that are to be associated with it, is not a certainty that we either feel or experience. We've been playing multiple scenarios, based on multiple potential outcomes. Vis-à-vis quota over the next 12 months. And, in fact, like many people, believe that the uncertainty, the uncertainty about the disposition of quota over the next 12 months, is likely to lead in the back half of the year to anything but margin expansion. It's clear that some form of standards are likely to continue to us, and so despite all of the optimism that's being identified by people in terms of traumatic margin expansion, we're taking a wait and see attitude on it. As it relates to apparel, there's fundamentally been deflation in apparel for the last 10 years. And, we don't see the change in that occurring in a dramatic fashion as we go forward.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Len. Next question, please?

Operator

Lauren Levitan from SG Cowen, you may ask your question.

Lauren Levitan - SG Cowen - Analyst

Good morning, I'm hoping you can update us on the top 160 real estate initiatives and I'm curious if the announced Capex budget has any shift associated with how the top 160 is being rolled out? Maybe you can give us a sense of how far along you are in that process, how many of the malls you've been able to optimize that real estate. And finally related to that, is the out performance or the better performance at Victoria's Secret and Bath and Body Works vis-à-vis Express, is that -- does that have any implications on the priorities when you are able to reshuffle the deck in some of these 160 top models? Thank you.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Okay. Lauren, we're going to go to Tracey for the question about the top 160.

Tracey Travis - Limited Brands Inc. - SVP of Finance

The specific plans for real estate are on the website for 2004, you can see our updated numbers there. In general, we are making progress, and certainly the capital increase is primarily related to a continuation of the top 160 strategy, in fact, the entire increase is related to reconstruction activity within our stores, both top 160 related, as well as fixturing for Express design studio, Pink, and then we'll also be rolling out in small dollar amounts, but we'll also be rolling out Aura Science in some of our Victoria's Secret beauty stores. In 2003, we repositioned about 13 of the total stores to be revitalized as part of the top 160 plan. With the increase in spending this year, we will reposition another 18%. So we will have roughly 30% of our stores completed within the top 160 malls, which is a big progress for us.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Tracey. Next question, please?

Operator

Barbara Wyckoff of Buckingham Research Group.

Barbara Wyckoff - Buckingham Research - Analyst

Hi, I want to wish Michael good luck, as well as Ken and Paul. I have a question for Neil. If you could look back on fourth quarter, could you critique the performance and what would you do differently if you could do it over?

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Neil, we're obviously going to go out to you for that question.

Neil Fiske - Bath & Body Works - CEO

I think if we start with the fall launches leading up to holiday, I would say our performance was okay, not great. And clearly left us some room for improvement as we get better at launching themes and launching new products in an integrated way with more impact. So our Pure Simplicity launch in September was a good launch, really built the face-care business for us, but I think we look at the marketing and visual package that went with that, and believe that it wasn't as strong as it could have been. Then we went into an aromatherapy theme, which is really sort of a place holder as we got ready for holiday. We launched holiday one on October 20 this year, and saw roughly a 15 to 23 point swing in comps overnight. So we got off to a very strong start in holiday 1 with a focus on the perfect Christmas, which was a new candle line and collection that we developed this year, had tremendously high sell through and a great customer response and gave us a very strong signal that we can launch seasons, not just holidays, but all seasons in a bigger, more impactful way. So that was great learning for us, and validation of the product development work that we have underway. We also, as you know, introduced White Barn New York, humbly known as the world's best candle, had tremendous customer response to that, we feel like we're very much on the right track in developing our aspirational products that help reposition the brand. Holiday, overall, we felt very strongly about. We had very high sell-through on the gift sets, gift sets were up in the mid 20 in comps year-over-year. We had a fabulous create your own gifting program this year that frankly we probably bought a little bit light and sold through very, very quickly. So as we think about holiday '04, we see very, very clear and distinct opportunities for us to take our performance up to the next level. And clearly the semiannual sale was a blockbuster and we had pretty aggressive goals for it and substantially exceeded those. And I think end to end, we executed that in an integrated way across product marketing, visual and that's kind of what we want to be able to do in a more integrated way across all of our themes. I think over the course of the season, we really got better at the fundamentals of retail execution, and I think that our first couple launches in the spring reflect that.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Neil, thank you very much for that in-depth answer. Next question, please, we have time for just a couple quick questions.

Operator

Our next question comes from John Morris of Harris Nesbitt

John Morris - Harris Nesbitt Gerard - Analyst

Thanks, good morning. Grace if you could give us a little more color on your assessment what happened to sleepwear, I know you mentioned it briefly in the overview, a little more post mortem on sleepwear in the fourth quarter. What you're doing and planning on a go ahead basis to correct some of those issues?

Grace Nichols - Victoria's Secret - CEO

I think you're all aware that from our perspective the sleepwear business has been in a declining mode. The approach that we took in addressing the fourth quarter gift business was we basically cut our sku's in half. We went from -- we planned from 40 styles down to 20 styles, but the mistake that we made was that we planned that those 20 styles would anniversary all the volume of the 40 styles. The indication that we had in the July test was that that wasn't going to happen, and we just thought that intrinsically the way customers buy in July versus the way they buy in December would be different. And that depth on the key items would carry the day. In hindsight, it really didn't. And, you know, it was just -- it was a big strategic decision error. We're generally very -- much more watchful of how we're managing style counts and sku counts in bras and panties and ensure that we don't prematurely abandoned or narrow the style countdown. The issue about what do we do next Christmas, is we will have a tremendous amount of strength in our Pink business, and the Pink has a category of sleepwear in it. So we would view that that would be additive. And we also think that there's going to be a tremendous opportunity in other -- in the gifting of other categories. So that we're not totally reliant on the traditional classic pajama/robe categories to carry the day.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, time for two more questions.

Operator

Okay. Richard Jaffe of UBS, you may ask your question.

Richard Jaffe - UBS - Analyst

Thanks very much. A broader question, Len has talked about a variety of initiatives primarily on the beauty side. Are there other initiatives on the apparel side within Victoria's Secret, or Bath & Body Works, that you could comment on that could provide some use for that balance, the $2 billion and provide visibility for growth?

Len Schlesinger - Limited Brands Inc. - Vice Chairman

I'm glad someone's going to ask what we're doing with the remaining cash I'm delighted to answer this on Ann's behalf. I think we've identified earlier in the year and I think the scenario continues to -- at this point, that our primary interest in looking at material growth opportunities right now are in the intimate apparel and personal care and beauty areas. There are no current plans for substantial expansion beyond the portfolio of retail apparel concepts that we have right now. I think you can expect, in the context of the intimate apparel segment, carrying out much -- almost exactly the same scenario of relationships with other brands and relationships with other opportunities that you're seeing in personal care. While it's premature to announce closure on any of those things, many of them are in the works.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thanks, Kathy, one last question.

Operator

Our final question comes from Richard Baum of Credit Suisse First Boston.

Richard Baum - Credit Suisse First Boston - Analyst

Oh, boy, I'm feeling really good here, thanks. First of all I want to add my congratulations to both Dana and Margaret, neither of whom I had a chance to speak to directly, so Tom, thank you for doing that. Secondly, my question relates to a comment that Ann made, that the Dutch tender, it's a modified Dutch tender option, I think most of us are familiar with Dutch tender option but what is modified about this particular one?

Ann Hailey - Limited Brands Inc. - EVP and CFO

Well, the process that we're going to use for the tender option is that shareholders will get mailings, and they will be able to choose -- they will be able to make two choices: One is anywhere within that range of $19.75 to $22.50 there will be quarter increments and investors can choose where on that range they wish to tender their shares. The transaction will clear at the highest price that we need to go to use the $1 billion. Within that range with $22.50 being the top of the range. The other way that shareholders can participate is they can just say. We want to sell our shares at whatever the clearing price is. So there will really be two options in that regard.

Tom Katzenmeyer - Limited Brands Inc. - SVP, Investor, Media & Community Relations

Thank you, Ann. That concludes our call this morning. I want to thank Neil and Tom again for joining us from New York. Grace and Mark for joining us here. We're pleased to host this call this morning and we thank you for your continuing interest in Limited Brands.